Special Meetings of Shareholders

A Special meeting of shareholders of the FFTW International Portfolio (the "Portfolio"), a series of the FFTW Funds,Inc., was held on November 21, 2008 (the "Meeting"). The Meeting was held to to approve an Agreement and Plan of Reorganization, whereby all, or substantially all, of the assets and known liabilities of the Portfolio would be acquired by a corresponding newly formed series of the American Independence Funds Trust, in exchange for shares of such series, and the FFTW Funds, Inc. entity would be dissolved.

The number of shares outstanding on record date (October 23, 2008), number of shares represented at the meeting, and the details of the voting with respect to the stated matter are given below.
All matters presented received the required number of affirmative votes for approval.


Record date shares	5,979,725
Shares Represented	3,585,172
Affirmative Votes	3,585,172
Objecting Votes		None
Abstained Votes		None